Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

June 27, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Karen Rossotto, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Rossotto:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Dow 30® Covered Call & Growth ETF (the “Fund”), included in Post-Effective Amendment No. 722 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on June 6, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

FEES AND EXPENSES

1. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.60%

1Other Expenses are based on estimated amounts for the current fiscal year.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 27, 2023

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$61	$192
PRINCIPAL INVESTMENT STRATEGIES

2. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain the purpose of the Reference Index and the covered call strategy. In other words, the disclosure should indicate why investors would want to invest in this Fund and what exposures the Fund seeks to provide.

Response: The Registrant has updated the sections of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund invests at least 80% of its total assets in the securities of the DJIA Cboe Half BuyWrite Index (the "Underlying Index"). The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index measures the performance of a partially covered call strategy that holds a theoretical portfolio of the underlying stocks of the Dow Jones Industrial Average® (the "Reference Index"), and "writes" (or sells) a succession of one-month at-the-money covered call options on the Reference Index. The call options correspond to approximately 50% of the value of the securities in the Reference Index, therefore representing a partially covered call strategy. ~~The Fund invests in the securities reflected in the Underlying Index and cannot invest directly in the Underlying Index itself~~. In seeking to track the Underlying Index, the Fund follows a "buy-write" investment strategy on the Reference Index in which the Fund purchases the component securities of the Reference Index and also writes (or sells) call options that correspond to approximately 50% of the value of the portfolio of stocks in the Reference Index. By only writing call options on approximately 50% of the value of the portfolio of stocks in the Reference Index, the strategy can provide income generation from the call options while allowing for some potential upside exposure to the growth of the underlying constituents of the Reference Index, relative to a 100% covered call strategy.

The implications of the written (sold) call option are described in more detail here:

Call Options – When an investor sells a call option, the investor receives a premium in exchange for an obligation to sell shares of a reference asset at a strike price on the expiration date if the buyer of the call option exercises it. If the reference asset closes above the strike price as of the expiration date and the buyer exercises the call option, the investor will have to pay the difference between the value of the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 27, 2023

reference asset and the strike price. If the reference asset closes below the strike price as of the expiration date, the call option may end up worthless and the investor retains the premium.

On a monthly basis, the Underlying Index’s portfolio will write (sell) a succession of one-month call options corresponding to approximately 50% of the value of the portfolio of stocks in the Reference Index and will cover such options by holding the component securities of the Reference Index. Each call option written in the Underlying Index’s portfolio will have an exercise price generally at the prevailing market price of the Reference Index. However, if call options with those precise strike prices are unavailable, the Underlying Index’s portfolio will instead select the call options with the strike price closest to but above the prevailing market price of the Reference Index. Each option position in the Underlying Index’s portfolio will (i) be traded on a national securities exchange; (ii) be held until expiration date; (iii) expire on its date of maturity; (iv) only be subject to exercise on its expiration date; and (v) be settled in cash. The options component of the Underlying Index is rebalanced (“rolled”) monthly.

The Reference Index is a price weighted index containing equity securities of 30 of the largest U.S. listed companies. Price weighting seeks to weight constituents based on share price. The Fund's investment objective and Underlying Index may be changed without shareholder approval. As of [ ], the Underlying Index had [ ] constituents.

The Underlying Index is sponsored by S&P Dow Jones Indices LLC (the "Index Provider"), which is an organization that is independent of, and unaffiliated with, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). In addition, any determinations related to the constituents of the Underlying Index are made independent of the Fund's portfolio managers. The Index Provider determines the relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

3. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund invests in the securities reflected in the Underlying Index. Please revise to note that the Fund is selling covered call options and owns the securities in the Underlying Index.

Response: Please see the Registrant’s response to Comment #2 above.

4. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose how often the Fund rebalances the component securities included in the Reference Index. In addition, please disclose the number of components in the Underlying Index.

Response: Please see the Registrant’s response to Comment #2 above.

5. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund’s investment objective and Underlying Index may be changed without shareholder approval. Please explain whether there is any notice period associated with such change.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 27, 2023

Response: The Registrant confirms that the last sentence of the second paragraph in the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” includes the following notice requirement:

The Fund's investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.

6. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please consider reorganizing certain of the disclosures to elevate the description of the Fund’s strategy to the beginning of the section.

Response: Please see the Registrant’s response to Comment #2 above.

SUMMARY OF PRINCIPAL RISKS
7. Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.
Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.
8. Comment: The Staff notes that the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” includes a risk factor titled “Asset Class Risk – Equity Securities Risk”. Please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to clarify that the Fund will invest in equity securities.

Response: Please see the Registrant’s response to Comment #2 above.

9. Comment: In light of the fact that the Fund’s disclosure notes that it may concentrate its investments in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated, please consider revising the risk factor titled “Focus Risk” to read “Concentration Risk”.

Response: The Registrant has revised the risk factor heading in response to the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

10. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, please review the disclosure to confirm that the disclosures are relevant in light of the Fund’s principal investment strategy.

Response: The Registrant has revised the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS –

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
June 27, 2023

FOREIGN INVESTMENTS – EMERGING MARKETS.” to remove the disclosure related to investments in China A-Shares.

11. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – POOLED INVESTMENT VEHICLES.”, please confirm that investments in such pooled investment vehicles will not exceed 15% of the Fund’s assets.

Response: The Registrant can confirm that the Fund’s investments in pooled investment vehicles will not exceed 15% of the Fund’s assets.

12. Comment: With respect to the risk factor titled “Asset Class Risk - Derivatives Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as it relates to the Rule 18f-4 disclosure please supplementally describe the Fund’s plans for complying with Rule 18f-4 including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including an anticipated designated index) or absolute VaR test. If the Fund will be using a relative VaR test, please describe the reference index. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” release No. IC-34084 (November 2, 2020).

Response: The Fund has adopted and implemented a written derivatives risk management program, which shall include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks. The Registrant notes that the Fund will use the relative VaR test and its designated reference portfolio will be its Underlying Index.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.